UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Explanatory Note:

The Registrant today announced that it officially launched a one-stop internet insurance and health care service platform after nearly eight months of preparation and systems development. The platform aims to provide modern households with one-stop systematic “customized insurance + health management + family doctor + home medical testing” health management service solutions. A copy of the press release as Exhibit 99.1.

Exhibits

99.1	Press Release titled “Roan Holdings Group Co., Ltd. Announces the Launch of a One-Stop Internet ‘Innovative Insurance Service + Health Care’ Service Platform”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: April 30, 2020	By:	/s/ Zhigang Liu
	Name:	Zhigang Liu
	Title:	Chief Executive Officer